UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number: 001-35654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

National Bank Holdings Corporation Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National Bank Holdings Corporation

7800 East Orchard, Suite 300

Greenwood Village, Colorado 80111

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

National Bank Holdings Corporation Employee Stock Purchase Plan

Opinion on the financial statements

We have audited the accompanying statements of financial condition of National Bank Holdings Corporation Employee Stock Purchase Plan (the “Plan”) as of February 28, 2022 and 2021, the related statements of income and changes in plan equity for the years ended February 28, 2022, February 28, 2021 and February 29, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of February 28, 2022 and 2021, and the income and changes in plan equity for the years ended February 28, 2022, February 28, 2021 and February 29, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2016.

St. Louis, Missouri

May 27, 2022

NATIONAL BANK HOLDINGS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

February 28, 2022 and February 28, 2021

	February 28, 2022	February 28, 2021
ASSETS
Receivable from National Bank Holdings Corporation	$—	$—
PLAN EQUITY
Plan equity	$—	$—

See accompanying notes to the financial statements.

NATIONAL BANK HOLDINGS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

For the Years Ended February 28, 2022, February 28, 2021 and February 29, 2020

	For the plan year ended	For the plan year ended	For the plan year ended
	February 28, 2022	February 28, 2021	February 29, 2020
Participant contributions	$725,958	$679,450	$548,972
Purchases of National Bank Holdings Class A Common Stock	(725,958)	(679,450)	(548,972)
Net additions	—	—	—
Plan equity at beginning of year	—	—	—
Plan equity at end of year	$—	$—	$—

See accompanying notes to the financial statements.

NATIONAL BANK HOLDINGS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

February 28, 2022, February 28, 2021 and February 29, 2020

NOTE 1. DESCRIPTION OF THE PLAN

The following is a brief description of the National Bank Holdings Corporation Employee Stock Purchase Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted by the Board of Directors of National Bank Holdings Corporation (the “Company”) on November 5, 2014 and approved by the Company’s shareholders at its Annual Meeting on May 6, 2015. The Plan is designed to provide a convenient and attractive method for eligible employees of the Company and its subsidiaries to acquire an equity interest in the Company through the purchase of shares of the Company's common stock. The Plan is administered by the Compensation Committee of the Board of Directors of the Company (“Plan Administrator”). For purposes of the Plan, a “Subsidiary” means a “Subsidiary Corporation” of the Company, whether now or hereafter existing, as such term is defined in Section 424(f) of the Internal Revenue Code of 1986 (the “Code”). A “Participating Subsidiary” means any Subsidiary that the Plan Administrator designates from time to time as eligible to participate in this Plan.

Common stock for the Plan is issued directly from the Company's authorized but unissued shares or previously issued shares reacquired and held by the Company (also known as treasury shares). The aggregate number of shares that may be issued under the Plan cannot exceed 400,000. Shares available for issuance at February 28, 2022 was 273,868.

Certent, Inc. is the record keeper for the Plan. Administrative expenses of the Plan are paid by the Company.

Plan Year

The Plan year begins on March 1 and ends on February 28 (or February 29 in the case of a leap year).

Eligibility

An employee of a Participating Subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a Participating Subsidiary for at least 90 days. In addition, employees must be customarily employed at least 20 hours per week.

Employees who, immediately upon the grant of an option, as defined in the Plan document, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of the Company's or any Subsidiary's stock are not eligible to participate.

Each eligible employee may enroll in the Plan as of the first day of an offering period, as defined in the Plan, during an open enrollment period established by the Plan Administrator, which ends prior to the commencement of such offering period. The offering periods are 6-month periods beginning on March 1 and September 1 of each year and ending on August 31 and February 28 (or February 29 in the case of a leap year) of each year, respectively.

Contributions

A Plan participant can contribute from 1% to 15% of the participant's “compensation,” as such term is defined in the Plan, through after-tax payroll deductions during the offering period. Participants may increase or decrease their withholding percentage once during each offering period. In addition to these limits, a participant cannot accrue rights to purchase shares of common stock through the Plan at an amount that exceeds $25,000 for the calendar year, as measured by the fair market value of shares as of the first day of an offering period pursuant to Section 423 of the Code. The Company holds contributions of participants who remain employed with a Participating Subsidiary until the end of the offering period, at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants' payroll deductions.

Contributions received in excess of the $25,000 limit are refunded by the Company to participants as soon as administratively practicable.

Participant Withdrawals

A participant may suspend contributions or withdraw entirely from the Plan at any time during an offering period. A participant will continue to participate in the Plan unless the participant elects to withdraw during an open enrollment period. A participant who suspends contributions can choose to leave existing contributions in their account for the remainder of the offering period and stock will be purchased on the next purchase date. A participant whose employment with the Company or its subsidiaries is terminated, is not eligible to continue participation in the Plan. Upon termination of employment or death, the employee is no longer considered a participant in the Plan, and any accumulated contributions during an offering period are distributed to the employee or beneficiary, without interest, by the Company.

Stock Purchase Provisions

On the first day of the offering period, eligible employees are granted the option, as defined in the Plan document, to purchase whole shares of the Company's common stock. Shares are recorded as purchased on the trade date, which is the last day of each offering period (“Purchase Date”). As soon as shares are purchased pursuant to the Plan, participants own the shares. Once shares are settled in the subsequent period, they are distributed to each Participant’s account. The purchase price per share of common stock issued by the Company is 90% of the fair market value of the Company's common stock on the Purchase Date. Fair market value is determined using the closing price of the Company's common stock as listed on the New York Stock Exchange.

Shares purchased pursuant to the Plan and purchase price per share for common stock during the offering periods for the Plan years ended February 28, 2022, February 28, 2021 and February 29, 2020 are as follows:

For the year ended	Offering period	Shares purchased	Purchase price
February 28, 2022	March 1, 2021 - August 31, 2021	12,009	$33.75
	September 1, 2021 - February 28, 2022	8,028	$39.94

February 28, 2021	March 1, 2020 - August 31, 2020	14,322	$25.60
	September 1, 2020 - February 28, 2021	8,971	$34.88

February 29, 2020	March 1, 2019 - August 31, 2019	10,355	$29.38
	September 1, 2019 - February 29, 2020	8,890	$27.53

Plan Termination

Although the Plan Administrator has not expressed any intent to do so, it has the right to terminate the Plan at any time if determined it is in the best interests of the Company and its shareholders. In the event the Plan is terminated, the Plan Administrator may elect to restrict the purchase of shares under the Plan during the offering period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan Management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in income and Plan equity during the reporting period. Actual results may differ from those estimates and the differences could be material.

NOTE 3. FEDERAL INCOME TAX STATUS

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

EXHIBIT INDEX

Exhibit

23        Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bank Holdings Corporation Employee Stock Purchase Plan

By	/s/ Nicole Van Denabeele
Nicole Van Denabeele
Chief Accounting Officer

Date: May 27, 2022